Exhibit 99.1

HeadHunter Group PLC Announces Results of Annual General Meeting

MOSCOW, Russia, October 25, 2019 – HeadHunter Group PLC (“HeadHunter” or the “Company”) (Nasdaq: HHR) held its annual general meeting of shareholders on October 24, 2019. As reflected in the voting results below, all of the agenda items proposed for consideration were approved by a majority of the votes cast by shareholders of the Company personally present or represented by proxy at the meeting.

Regarding approval of the Company’s audited consolidated and standalone financial statements and the management report therein for the year ended December 31, 2018, the final voting results were as follows:

Votes for	Votes Against	Abstained
46,493,865	5,250	502

Regarding appointment of the Company’s auditors, the final voting results were as follows:

Votes for	Votes Against	Abstained
43,112,305	1,182,828	2,204,484

Regarding election of directors, the final voting results were as follows:

Votes for	Votes Against	Abstained
46,034,136	464,979	502

Regarding approval of director’s remuneration, the final voting results were as follows:

Votes for	Votes Against	Abstained
46,356,133	142,952	532

Regarding approval of an increase of the authorised share capital of the company, the final voting results were as follows:

Votes for	Votes Against	Abstained
42,142,758	4,355,407	1,452

About HeadHunter

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

For further information, please visit http://investor.hh.ru or contact:

Investor Relations

Roman Safiyulin

E-mail: r.safiyulin@hh.ru